Exhibit 99.1

PRESS RELEASE	Paris, February 6, 2014

Sanofi Returns to Growth in Q4 2013

	Q4 2013		Change (reported)	Change (CER)	2013		Change (reported)	Change (CER)

Net sales	€8,457	m	-0.8%	+6.5%	€32,951	m	-5.7%	-0.5%

Business net income(1)	€1,810	m	+16.8%	+30.5%	€6,687	m	-17.5%	-9.6%

Business EPS(1)	€1.37		+17.1%	+30.8%	€5.05		-17.8%	-9.8%

In order to facilitate an understanding of our operational performance, we comment on our business net income statement. Business net income(1) is a non-GAAP financial measure. The consolidated income statement for 2013 is provided in Appendix 4 and a reconciliation of business net income to consolidated net income in Appendix 3. Consolidated net income for 2013 was €3,717 million, compared to €4,889 million(2) for 2012. Consolidated EPS for 2013 was €2.81 versus €3.71(2) for 2012.

Commenting on the Group’s performance in Q4 2013, Sanofi Chief Executive Officer, Christopher A. Viehbacher said, “Sanofi’s growth profile emerged in Q4 2013 with total sales growing 6.5% at CER and growth platforms(3), which represented 72.9% of sales, increasing 10.0% at CER.  Furthermore, new product launches are underway or imminent in most of Sanofi’s core businesses and several high potential R&D projects progressed in 2013, including alirocumab, sarilumab and U300.”

Q4 2013 and 2013 Performance

•                  Sales increased 6.5%(4) in Q4 2013. In 2013, total sales were stable (-0.5%) at €32,951 million.

•                  Growth platforms(3) increased 10.0% in Q4 2013. In 2013, sales from growth platforms reached €23,905 million (+6.6%) and accounted for 72.5% of total sales.

•                  In Q4 2013, Emerging Markets(5) sales recorded double digit growth (+10.4%). In 2013, Emerging Markets sales were €10,957 million, an increase of 4.4% (+7.1% excluding Brazil generics).

•                  Diabetes sales were up 19.0% in Q4 2013. Diabetes recorded strong double digit growth (+18.7%) to €6,568 million in 2013 driven by the performance of Lantus® (+20.0% to €5,715 million).

•                  Vaccines sales were stable in Q4 2013 as supply improved for Pentacel® and Adacel® in the U.S. from mid-October. In 2013, Vaccines sales were stable at €3,716 million as record flu vaccines sales offset U.S. supply constraints on Pentacel® and Adacel®.

•                  CHC sales were up 6.1% in Q4 2013. Sales of Consumer Healthcare exceeded €3 billion in 2013, an increase of +5.2%.

•                  Genzyme recorded a robust performance in Q4 2013 with sales up 31.4%. In 2013, Genzyme recorded sales of €2,142 million, up 25.9% driven by 16.6% growth of the rare disease franchise and by Aubagio® (€166 million).

•                  Animal Health sales were down 6.3% in Q4 2013. Sales of Animal Health decreased 5.3% to €1,985 million in 2013 reflecting increased competition to Frontline®. Broadline™, a unique product in the fight against internal and external parasites for cats, was approved in the EU in December.

•                  In Q4 2013, business EPS(1) was €1.37 (+ 30.8% at CER). 2013 business EPS was €5.05 (-9.8% at CER).

•                  Board proposes dividend of €2.80.

R&D Update

•                  In Q4 2013, positive top line results in Phase III trials for U300 (EDITION III, IV and EDITION JP I) and for sarilumab (SARIL-RA-MOBILITY) were announced. The Phase III program for the Fixed-Ratio combination of Lantus®/Lyxumia® was recently initiated.

•                  The FDA accepted the New Drug Application of Cerdelga™ (eliglustat) for review and granted it a Priority Review designation.

2014 Guidance

•                  The continued performance of growth platforms, investments in new product launches and in late-stage pipeline should lead to a 2014 business EPS(1) growth between 4% and 7% at CER, barring major unforeseen adverse events.

(1) See Appendix 8 for definitions of financial indicators; (2) Including impact of transition to IAS 19R; (3) See page 2; (4) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 8 for a definition); (5) See definition on page 7;

Investor Relations: (+) 33 1 53 77 45 45 - E-mail: IR@sanofi.com  -  Media Relations: (+) 33 1 53 77 46 46 - E-mail: MR@sanofi.com

Web site: www.sanofi.com

2013 fourth-quarter and full-year sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates(1).

In the fourth quarter of 2013, Sanofi generated sales of €8,457 million, a decrease of 0.8% on a reported basis. Exchange rate movements had a negative effect of 7.3 percentage points largely due to the depreciation of the Japanese Yen, U.S. Dollar, Brazilian Real, Venezuelan Bolivar, Australian Dollar and Russian Ruble against the Euro.

Full-year 2013 sales were €32,951 million, a decrease of 5.7% on a reported basis. Exchange rate movements had an unfavorable effect of 5.2 percentage points mainly driven by the depreciation of the Japanese Yen, U.S. Dollar, Brazilian Real, Venezuelan Bolivar, Australian dollar, South African Rand and Russian Ruble against the Euro.

Growth Platforms

In the fourth quarter of 2013, sales of the Group’s growth platforms reached €6,166 million, an increase of 10.0%, driven by double digit-growth of Emerging Markets (+10.4%), Diabetes (+19.0%), Genzyme (+31.4%) and Innovative Products (+15.7%). The Group’s growth platforms accounted for 72.9% of total consolidated sales in the fourth quarter up from 70.4% in the fourth quarter of 2012.

In 2013, growth platforms recorded sales of €23,905 million and accounted for 72.5% of total consolidated sales compared with 67.4% in 2012.

€ million	Q4 2013 net sales		Change at CER		2013 net sales		Change at CER

Diabetes		1,735		+19.0%		6,568		+18.7%

Vaccines		959		+0.1%		3,716		-0.1%

Consumer Healthcare (CHC)		722		+6.1%		3,004		+5.2%

Genzyme		595		+31.4%		2,142		+25.9%

Animal Health		444		-6.3%		1,985		-5.3%

Other Innovative Products(a)		186		+15.7%		705		+18.8%

Emerging Markets(b)	2,917		+10.4%		10,957		+4.4%

of which Diabetes, Vaccines, CHC, Animal Health, Genzyme and Other Innovative Products	1,392		+13.8%		5,172		+12.7%

of which other products		1,525		+7.5%		5,785		-2.1%

Total Growth Platforms		6,166		+10.0%		23,905		+6.6%

(a)         Includes products launched since 2009 which do not belong to the other Growth Platforms listed above: Multaq®, Jevtana®, Zaltrap®, Auvi-Q™ and Mozobil®

(b)         World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand

Pharmaceuticals

Fourth-quarter sales for the Pharmaceuticals business reached €7,054 million, an increase of 8.4% driven by Diabetes, Genzyme and Generics.

2013 sales for the Pharmaceuticals business were stable at €27,250 million (-0.2%). In 2013, sales lost to generic competition on key legacy products in the U.S. and EU were €1,253 million.

Diabetes

€ million	Q4 2013 net sales	Change at CER	2013 net sales	Change at CER

Lantus®	1,512	+19.9%	5,715	+20.0%

Apidra®	81	+33.8%	288	+31.7%

Amaryl®	91	+2.0%	375	-1.0%

Insuman®	33	-2.8%	132	+0.0%

Total Diabetes	1,735	19.0%	6,568	18.7%

The Diabetes division recorded its twelfth quarter of double-digit growth (up 19.0%) to €1,735 million. Lantus® sales were €1,512 million, an increase of 19.9% driven by the U.S. (€997 million, an increase of 24.1%) and Emerging Markets (€234 million, an increase of 21.4%).

(1) See Appendix 8 for definitions of financial indicators

In the U.S., Lantus® SoloSTAR® sales represented 58.0% of total Lantus® sales in the quarter, versus 53.4% in the fourth quarter of 2012. Lantus® sales in Western Europe were €204 million, an increase of 4.0%. In 2013, sales of Lantus® totaled €5,715 million, up 20.0% driven by the U.S. (+25.6%) and Emerging Markets (+16.8% to €874 million).

Sanofi filed a patent infringement suit against Eli Lilly on January 30, 2014 in the United States District Court for the District of Delaware. In its suit Sanofi alleges infringement of four patents. The suit was triggered by notifications received from Lilly starting in mid-December, in which Lilly stated that it had filed a NDA (505(b)(2) New Drug Application) with FDA for an insulin glargine drug product. Lilly also stated that its NDA included a paragraph IV certification challenging six of the seven Sanofi patents listed in the FDA Orange Book for Sanofi’s Lantus® and Lantus® SoloStar® products.

Sales of Apidra® reached €81 million (up 33.8%) and €288 million (up 31.7%) in the fourth quarter and 2013, respectively.

In the fourth quarter, sales of Amaryl® were €91 million, an increase of 2.0%. In Emerging Markets, sales of the product grew 10.8% to €66 million. In 2013, sales of Amaryl® were €375 million (-1.0%), reflecting 9.9% growth (to €269 million) in Emerging Markets and generic competition in Japan where sales decreased 18.4% to €81 million.

Lyxumia® (lixisenatide), a once-daily prandial GLP-1 receptor agonist is commercialized in several countries in Europe (including the UK, Germany, Spain), Japan and Mexico. Fourth-quarter and 2013 sales of Lyxumia® were €5 million and €9 million, respectively.

Full-year sales of the Diabetes division reached €6,568 million, an increase of 18.7%.

Consumer Healthcare

€ million	Q4 2013 net sales	Change at CER	2013 net sales	Change at CER

Doliprane®	68	0.0%	290	+9.0%

Allegra®	40	-8.7%	264	+7.4%

Essentiale®	60	+25.0%	207	+21.9%

Enterogermina®	30	+30.8%	130	+21.8%

No Spa®	31	+23.1%	117	+10.0%

Lactacyd®	27	+6.9%	105	+3.6%

Dorflex®	23	+3.8%	93	+5.0%

Other CHC Products	443	+4.1%	1,798	+1.4%

Total Consumer Healthcare	722	+6.1%	3,004	+5.2%

Sales of Consumer Healthcare (CHC) products increased 6.1% to €722 million in the fourth-quarter, driven by the U.S. and Emerging Markets. In the U.S., CHC sales grew 11.9% reflecting a strong performance from the Chattem portfolio as well as 9.1% increase in Allegra® sales. In Emerging Markets, the performance (+12.6% to €388 million) was sustained by strong growth recorded in Russia (+26.6%). In the fourth quarter of 2013, several CHC flagship brands recorded strong performance: Essentiale® (+25.0%), Enterogermina® (+30.8%) and No Spa® (+23.1%). Full-year sales of CHC totaled €3,004 million, an increase of 5.2%, with seven major brands accounting for 40% of sales.

In September, Sanofi re-introduced the antacid Rolaids® to retail stores across the U.S. In October, the U.S. Food and Drug Administration approved Nasacort® Allergy 24HR nasal spray as an over-the-counter (OTC) treatment for seasonal and year-round nasal allergies in adults and children 2 years of age and older. Nasacort® Allergy 24HR nasal spray was recently introduced in the U.S.

Genzyme

€ million	Q4 2013 net sales	Change at CER	2013 net sales	Change at CER
Cerezyme®	181	+12.9%	688	+13.9%
Myozyme® / Lumizyme®	131	+13.2%	500	+11.9%
Fabrazyme®	104	+34.5%	383	+39.0%
Aldurazyme®	43	+12.2%	159	+11.3%
Total Rare Diseases	524	+17.7%	1,974	+16.6%
Aubagio®	69	—	166	—
LemtradaTM	2	—	2	—
Total Multiple Sclerosis	71	—	168	—
Total Genzyme	595	+31.4%	2,142	+25.9%

In the fourth quarter of 2013, Genzyme sales grew 31.4% to €595 million driven by the uptake of Aubagio® and the performance of rare disease products. Genzyme recorded double digit growth in all regions with +47.4% in the U.S. (€213 million), +33.6% in Emerging Markets (€130 million), +21.5% in Western Europe (€196 million) and +13.6% in the rest of the world (€56 million). Full-year sales of Genzyme totaled €2,142 million, an increase of 25.9%.

Fourth-quarter sales of Cerezyme®, the leading therapy for Gaucher disease, increased 12.9% to €181 million, reflecting new patient accruals and strong growth in Emerging Markets (€67 million, up 23.3%) and the U.S. (€44 million, up 11.9%). In Western Europe, sales of the product were €60 million, an increase of 9.1%. In 2013, sales of Cerezyme® were €688 million, up 13.9%.

Sales of Myozyme®/Lumizyme® grew 13.2% to €131 million in the fourth quarter, driven by the addition of new patients. In Emerging Markets, the product continued to deliver strong performance with sales up 53.3% to €21 million. Sales in the U.S. and Western Europe were €31 million (up 13.8%) and €71 million (up 5.9%), respectively. Full-year sales of Myozyme®/Lumizyme® grew 11.9% to €500 million.

Fourth-quarter sales of Fabrazyme® increased 34.5% to €104 million. In Western Europe, sales grew 52.9% to €26 million reflecting market share gains from the competitor product. In the U.S., sales of Fabrazyme® were up 13.0% to €49 million, largely due to the addition of new patients. In Emerging Markets, sales of the product doubled reaching €15 million. In 2013, Fabrazyme® regained its market leadership with sales of €383 million, up 39.0%.

Sales of Aubagio® were €69 million in the fourth quarter of which €55 million were in the U.S. The launch of the product in the first Western European countries (specifically Germany and Scandinavia) started in the fourth quarter and sales reached €12 million. In 2013, sales of Aubagio® totaled €166 million.

Following its approval by the European Commission in September, Lemtrada™ (alemtuzumab, developed in collaboration with Bayer HealthCare to treat relapsing forms of multiple sclerosis) was launched in Germany in October. Fourth-quarter sales of the product were €2 million. Lemtrada™ is also approved in Canada, Australia, in Nordic countries and Mexico. In December 2013, Genzyme received a Complete Response Letter from the U.S. Food and Drug Administration (FDA) for its supplemental Biologics License Application seeking approval of Lemtrada™ for the treatment of relapsing forms of multiple sclerosis. Genzyme is preparing its appeal to the agency. The CVR milestone of U.S. approval of Lemtrada™ by March 31, 2014 will not be met.

Other Innovative Products(6)

€ million	Q4 2013 net sales	Change at CER	2013 net sales	Change at CER
Multaq®	71	+15.9%	269	+8.2%
Jevtana®	66	+13.3%	231	+1.3%
Auvi-Q®	9	—	51	—
Mozobil®	25	+4.0%	101	+8.3%
Zaltrap®	15	-16.7%	53	+116.0%
Total Other Innovative Products	186	+15.7%	705	+18.8%

(6) Includes new product launches which do not belong to the other Growth Platforms

Sales of Multaq® were €71 million (up 15.9%) and €269 million (up 8.2%) in the fourth quarter and 2013, respectively. Jevtana® sales increased 13.3% in the fourth quarter to €66 million driven by Western Europe (up 30.8%). In 2013, sales of Jevtana® were €231 million (up 1.3%). Sales of Auvi-Q® (7) which was launched in the U.S. in January 2013, were €9 million and €51 million in the fourth quarter and 2013, respectively. Fourth-quarter and 2013 sales of Mozobil® were €25 million (up 4.0%) and €101 million (up 8.3%), respectively. Sales of Zaltrap® (aflibercept, developed in collaboration with Regeneron) were €15 million in the fourth quarter and €53 million in 2013.

Established Pharmaceutical Products

€ million	Q4 2013 net sales	Change at CER	2013 net sales	Change at CER
Plavix®	491	+12.5%	1,857	+1.1%
Lovenox®	438	+4.1%	1,703	-7.2%
Aprovel®/Avapro®	193	-4.2%	882	-20.9%
Renvela®/Renagel®	217	+28.8%	750	+19.0%
Taxotere®	103	-6.4%	409	-19.5%
Allegra®	87	-19.3%	406	-12.1%
Myslee®/Ambien®/Stilnox®	104	+3.4%	391	-9.5%
Synvisc® /Synvisc-One®	99	+14.4%	371	+6.1%
Eloxatin®	52	-19.1%	221	-76.0%

Sales of Plavix® increased 12.5% to €491 million in the fourth quarter, driven by China (+39.8% to €114 million) following a market slowdown in the third quarter, and Japan (+15.7% to €209 million). In 2013, sales of Plavix® reached €1,857 million, up 1.1%.

Fourth-quarter sales of Lovenox® increased 4.1% to €438 million, reflecting 6.7% growth in Western Europe (€222 million) and generic competition in the U.S. (-3.6% to €51 million). Full-year sales of Lovenox® were €1,703 million, a decrease of 7.2%.

Sales of Aprovel®/Avapro® were €193 million, down 4.2% in the fourth-quarter, reflecting generic competition in Western Europe (-9.3% to €67 million) and strong performance in Emerging Markets (+14.6% to €102 million). In 2013, sales of Aprovel®/Avapro® decreased 20.9% to €882 million of which €410 million was generated in Emerging Markets (up 9.1%).

Sales of Renvela®/Renagel® recorded strong growth (+28.8% to €217 million) in the fourth-quarter driven by the U.S. (+39.0% to €163 million). In 2013, sales of Renvela®/Renagel® were €750 million, up 19.0%.

Fourth-quarter sales of the Ambien® family of products were €104 million, an increase of 3.4% despite generic competition in Japan (-8.8% to €48 million). Full-year sales of the Ambien® family of products totaled €391 million, down 9.5%.

Sales of Synvisc®/Synvisc-One® were €99 million (up 14.4%) and €371 million (up 6.1%), in the fourth-quarter and 2013, respectively.

Sales of Taxotere® were €103 million in the fourth-quarter, a decrease of 6.4%, reflecting generic competition globally. In 2013, sales of Taxotere® were €409 million, down 19.5%.

Fourth-quarter sales of Allegra® as a prescription drug decreased 19.3% to €87 million reflecting generic competition in Japan (sales were down 30.5% to €56 million). 2013 sales of Allegra® were €406 million, down 12.1%.

Sales of Eloxatin® decreased 19.1% to €52 million in the fourth-quarter. Full-year sales of Eloxatin® were down 76.0% to €221 million reflecting the loss of the product market exclusivity in the U.S. in August, 2012.

Generics

Sales of Generics increased 12.0% to €478 million in the fourth-quarter, reflecting strong improvement in Brazil where sales grew 23.6% (€59 million). In the U.S., Generics sales decreased 41.0% to €35 million due to reduced sales of the authorized generic of Lovenox® and Taxotere®. In 2013, sales of Generics were €1,625 million a decrease of 8.2% reflecting challenges in Brazil and lower sales of authorized generics in the U.S. Excluding Brazil, sales of Generics grew 8.6% in 2013.

(8) Sanofi U.S. licensed the North America commercialization rights to Auvi-Q™ from Intelliject.Inc.

Vaccines

€ million	Q4 2013 net sales	Change at CER	2013 net sales	Change at CER
Polio/Pertussis/Hib Vaccines (incl. Pentacel®, Pentaxim® and Imovax®)	341	+5.8%	1,148	+3.2%
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	198	+94.4%	929	+9.3%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	82	-60.6%	496	-20.8%
Travel and Other Endemics Vaccines	109	+10.6%	382	+9.9%
Adult Booster Vaccines (incl. Adacel ®)	98	-16.3%	391	-18.5%
Other Vaccines	131	+17.8%	370	+21.0%
Total Vaccines (consolidated sales)	959	+0.1%	3,716	-0.1%

Consolidated sales of Sanofi Pasteur were stable at €959 million the fourth quarter reflecting strong influenza vaccines sales and a progressive supply improvement of Pentacel®, Adacel® and Daptacel® from mid-October in the U.S. Full-year consolidated sales of Sanofi Pasteur were also stable at €3,716 million.

Sales of Polio/Pertussis/Hib vaccines were €341 million, an increase of 5.8%, reflecting progressive improvement of supply for Pentacel® in the U.S. and continued strong Pentaxim® penetration, coupled with lower sales of Imovax® in Japan due to the end of the catch-up cohort following its launch in September 2012. In Emerging Markets, sales of Polio/Pertussis/Hib vaccines grew 36.0%. The rollout of Hexaxim® in Emerging Markets continued. Full-year sales of Polio/Pertussis/Hib vaccines totaled €1,148 million, up 3.2%.

Fourth-quarter sales of influenza vaccines grew 94.4% to €198 million. Sales in the U.S. were €121 million (3 times more than in Q4 2012), reflecting a positive phasing of supply and the success of Sanofi Pasteur’s differentiation strategy. Differentiated vaccines such as Fluzone® High-Dose for elderly people, Fluzone® Quadrivalent vaccine, a four-strain influenza vaccine and Fluzone® ID (which uses a novel microinjection system for intradermal delivery) represented 41% of flu vaccines sales in the U.S. for Sanofi Pasteur in 2013 (versus 26% in 2012). Full-year sales of influenza vaccines reached of new record level at €929 million, up 9.3%. In the U.S., Flu vaccines sales in 2013 were €533 million, an increase of 20.4%.

Menactra® sales were €63 million, a decrease of 64.0% in the fourth-quarter, reflecting a high comparison basis in the fourth quarter of 2012 which included CDC (Centers for Disease Control and Prevention) stock piling in the U.S. and strong sales in Latin America associated with a meningitis outbreak. Full-year sales of Menactra® were €424 million, down 21.5%. In the U.S., Menactra® maintained a strong market share of 78% in 2013.

Fourth-quarter sales of Adult booster vaccines were €98 million, a decrease of 16.3%, reflecting progressive improvement of supply for Adacel® in the U.S. Full-year sales of Adult booster vaccines were €391 million (-18.5%).

Sales of travel and other endemic vaccines reached €109 million, up 10.6%, in the fourth quarter and €382 million, up 9.9%, in 2013, reflecting higher Avaxim® sales in Emerging Markets.

Sales of other vaccines were €131 million (up 17.8%) in the fourth quarter and €370 million (up 21.0%) in 2013, respectively, and reflected the expansion of VaxServe (a Sanofi Pasteur company, U.S. supplier of vaccines).

Sales of Sanofi Pasteur MSD (not consolidated), the joint venture with Merck & Co. in Europe were €247 million, an increase of 1.4% (on a reported basis). The rollout of Hexyon® (DTaP-IPV-Hib-HepB vaccine) began in Germany and additional launches are expected in 2014. Full-year sales of Sanofi Pasteur MSD increased 3.7% (on a reported basis) to €876 million driven by Gardasil® (up 6.7% on a reported basis to €219 million) and the launch of Zostavax® (€51 million).

Animal Health

€ million	Q4 2013 net sales	Change at CER	2013 net sales	Change at CER
Companion Animal	218	-10.0%	1,195	-9.8%
Production Animal	226	-2.4%	790	+2.1%
Total Animal Health	444	-6.3%	1,985	-5.3%
of which fipronil products	96	-18.6%	611	-17.8%
of which avermectin products	78	-8.6%	413	+1.7%
of which Vaccines	206	+1.9%	727	+3.0%

Fourth-quarter sales of Animal Health products were €444 million, a decrease of 6.3%. Full-year sales of Animal Health products were €1,985 million, down 5.3%.

Sales of the Companion Animals franchise were €218 million, a decrease of 10.0% in the fourth-quarter reflecting increased Frontline® competition from prescription-only products and branded generics of fipronil. Full-year sales of the Companion Animals franchise were €1,195 million, down 9.8%.

In September, the U.S. FDA approved NexGard™ (afoxolaner) Chewables for the treatment and prevention of flea infestations, and treatment and control of the American Dog tick in adult dogs and puppies. The launch of NexGard™ began in the U.S. in the first quarter of 2014. In December, the European Medicines Agency (EMA) approved Broadline™, a unique product in the fight against external and internal parasite for cats and kittens. Broadline™ will be a prescription-only product and is expected to be launched in Europe in the first quarter of 2014.

Fourth-quarter sales of the Production Animals franchise totaled €226 million, down 2.4%. Full-year sales of the Production Animals franchise were €790 million, an increase of 2.1%.

Net sales by geographic region

€ million	Q4 2013 net sales	Change at CER	2013 net sales	Change at CER
Emerging Markets(a)	2,917	+10.4%	10,957	+4.4%
of which Latin America	825	+10.1%	3,013	-1.5%
of which Asia	776	+15.4%	3,040	+10.1%
of which Eastern Europe, Russia and Turkey	712	+5.2%	2,673	+2.2%
of which Africa	266	+8.3%	1,028	+7.7%
of which Middle East	302	+14.1%	1,071	+10.6%
United States	2,654	+12.3%	10,433	-0.7%
Western Europe(b)	1,943	+1.2%	7,831	-5.6%
Rest of the world(c)	943	-5.6%	3,730	-2.9%
of which Japan	650	-8.4%	2,507	-4.3%
TOTAL	8,457	+6.5%	32,951	-0.5%

(a)   World less the U.S., Canada, Western Europe, Japan, Australia and New Zealand

(b)   France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark

(c)   Japan, Canada, Australia and New Zealand

Emerging Markets recorded double-digit growth in the fourth quarter to €2,917 million, driven by Diabetes (+19.3%), Genzyme (+33.6%), Generics (+26.8%) and CHC (+12.6%). Fourth-quarter sales in China recorded strong performance (+35.1% to €400 million) reflecting the progressive recovery of the Pharmaceuticals business. Sales in Eastern Europe, Russia and Turkey were up 5.2% to €712 million, driven by Russia (+10.4%) to €250 million, Turkey (+16.0%) and Hungary (+11.5%). Latin America sales increased 10.1% to €825 million. In Brazil, sales grew 6.8% to €337 million driven by the performance of Generics (+23.6%) and Genzyme (+66.7%) despite lower sales of vaccines. Full-year sales in Emerging Markets were €10,957 million, an increase of 4.4% (+7.1% excluding Brazil Generics). Full-year sales in China, Brazil and Russia were €1,471 million (+18.6%), €1,111 million (-18.2%) and €901 million (+12.0%), respectively.

Sales trends in the U.S. have been gradually improving in recent quarters Fourth-quarter sales in the U.S. delivered 12.3% growth to €2,654 million driven by strong performances from Diabetes (up 24.9%), Genzyme (up 47.4%) and CHC (up 11.9%). Full-year sales in the U.S. were €10,433 million, down 0.7%.

Sales trends in Western Europe have also been gradually improving in recent quarters. In the fourth quarter sales in this region were €1,943 million, an increase of 1.2%, reflecting the impact of austerity measures, generic competition and 9.2% growth in Germany which benefited from the launch of Aubagio® and Lemtrada™. Full-year sales in Western Europe totaled €7,831 million, down 5.6%.

Sales in Japan were €650 million, a decrease of 8.4% in the fourth quarter primarily reflecting the impact of generic competition to Allegra®, Myslee®, Amaryl® and lower sales of the active ingredient of Aprovel® to local partners as well as lower sales of Imovax® Polio. In 2013, sales in Japan were €2,507 million, down 4.3%.

R&D update

Consult Appendix 5 for full overview of Sanofi’s R&D pipeline

Regulatory update

Regulatory updates since the publication of the third-quarter 2013 results on October 30, 2013 include the following:

•                  In December, Sanofi and its subsidiary Genzyme announced that it received a Complete Response Letter from the U.S. Food and Drug Administration (FDA) for its supplemental Biologics License Application seeking approval of LemtradaTM (alemtuzumab) for the treatment of relapsing forms of multiple sclerosis. Genzyme is preparing its appeal to the agency.

•                  In December the FDA granted a Priority Review designation to the New Drug Application (NDA) for Cerdelga™ (eliglustat), an investigational oral therapy for adult patients with Gaucher disease type 1. The European Medicines Agency (EMA) accepted Genzyme’s marketing authorization application for eliglustat in the EU in late October 2013.

•                  In December, Merial announced the approval by the European Medicines Agency of Broadline™, a unique product in the fight against external and internal parasite for cats and kittens.

•                  Sanofi Pasteur made the decision to withdraw the Quadrivalent Influenza Vaccine marketing authorization application submitted in Europe through a decentralized procedure early this year to update the pharmaceutical section at the request of the regulatory authorities. Sanofi Pasteur will take the opportunity of this update to extend the target group to 36 month of age (vs. 9 years of age in the initial submission). A phase III study will start in 2014 with the objective of providing the necessary data.

At the beginning of February 2014, the R&D pipeline contained 49 projects (excluding Life Cycle Management) and vaccine candidates in clinical development of which 12 are in Phase III or have been submitted to the health authorities for approval. Biologics constitute 80% of pipeline projects(8) in development. Sanofi currently has nine high-potential late-stage projects(9).

Portfolio update

Phase III:

•                  The Phase III program for LixiLan, the Fixed-Ratio combination of Lantus® / Lyxumia®, started. LixiLan-O will evaluate LixILan in patients insufficiently controlled on oral antidiabetics drugs (OADs) and LixiLan-L will evaluate LixiLan in patients not at goal on basal insulin.

•                  Patisiran (SAR438027/ALN-TTR02), a mRNA inhibitor, entered into Phase III, for familial amyloid polyneuropathy.

•                  The full results from the EDITION II study were presented at the International Diabetes Federation 2013 World Diabetes Congress in December. These results showed that investigational new insulin U300 demonstrated similar blood sugar control with 23% fewer patients experiencing night-time low blood sugar compared with Lantus® (insulin glargine injection).

(8) 39 NMEs and vaccines out of a total of 49

(9) U300, 6-in-1 vaccine PR5I (U.S.), alirocumab, Dengue vaccine, lixisenatide (U.S.), sarilumab, LixiLan, dupilumab, C. Diff vaccine

The full EDITION II results are consistent with those from EDITION I. Both studies were conducted in patients with type 2 diabetes already using basal insulin (with mealtime insulin or oral medication). Sanofi also announced additional top-line results from the EDITION Phase 3 clinical program. The primary endpoint was met in the 6-month EDITION III, EDITION IV and EDITION JP I studies. Consistent with the results of the EDITION I and II studies, the rates of severe or nocturnal confirmed hypoglycemia in EDITION III from month 3 to 6 (main secondary endpoint) were lower with U300, but unlike EDITION I and II, the reduction was not statistically significant. Full results of these studies are expected to be presented at scientific meetings in 2014.

•                  In December, Sanofi announced the results of a 24-week Phase IIIb clinical study showing that Lyxumia® (lixisenatide) met the primary endpoint of non-inferiority in blood sugar lowering (HbA1c) when administered either before breakfast or the main meal of the day. These results indicate that lixisenatide can effectively lower blood sugar at either time of administration.

•                  In November, Sanofi and Regeneron announced positive results with sarilumab (the first fully-human anti-IL-6R monoclonal antibody) in the first Phase III rheumatoid arthritis trial. In the SARIL-RA-MOBILITY Phase III clinical trial in adult patients with active rheumatoid arthritis (RA) who were inadequate responders to methotrexate (MTX) therapy, sarilumab treatment in combination with MTX improved disease signs and symptoms as well as physical function, and inhibited progression of joint damage. Both sarilumab groups showed clinically relevant and statistically significant improvements compared to the placebo group in all three co-primary endpoints. Additional analyses of efficacy and safety data from the SARIL-RA-MOBILITY study will be presented at a future medical conference.

•                  In November, Sanofi announced the decision to halt all clinical trials and cancel plans for regulatory filings with its investigational JAK2 inhibitor, fedratinib (SAR302503). Following a thorough risk-benefit analysis, including consultation with the FDA, study investigators, independent expert neurologists and neuro-radiologists, Sanofi determined that the risk to patient safety outweighed the benefit that fedratinib would bring to patients.

Phase II:

•                  SAR391786, a monoclonal antibody GDF8, entered into Phase II for sarcopenia.

•                  One project in Phase II (SAR292833 in chronic disabling pain) has been discontinued

•                  The Phase IIa study of dupilumab in asthma was named “Clinical Advance of the Year” by Scrip Intelligence at the 9th annual Scrip Awards. The award was announced in November by Scrip, a leading pharmaceutical industry publication. Dupilumab is a fully-human monoclonal antibody that is in clinical development for treatment of asthma, atopic dermatitis, and nasal polyposis. Dupilumab is being developed by Regeneron and Sanofi.

In January, Genzyme and Alnylam Pharmaceuticals(10), Inc. announced that they significantly expanded their strategic agreement to develop and commercialize treatments for rare genetic diseases. Genzyme will have significant rights to Alnylam’s portfolio of clinical and pre-clinical stage drug candidates. Alnylam will retain most product rights in North America and Western Europe, and will have significantly expanded development and commercial opportunities for its genetic medicine pipeline through Genzyme’s established global infrastructure in rare diseases.

In December, Sanofi and Regeneron announced an innovative collaboration with the American College of Cardiology (ACC) focused on enhancing clinical research with alirocumab, an investigational monoclonal antibody targeting PCSK9 (proprotein convertase subtilisin/kexin type 9). PCSK9 is known to contribute to circulating low-density lipoprotein cholesterol (LDL-C) levels. Alirocumab is being co-developed by Sanofi and Regeneron. Under the terms of the agreement, the ACC will apply its expertise in clinical research and utilize its extensive registries to identify patients who might be appropriate candidates for the Phase 3 ODYSSEY OUTCOMES clinical trial.

(10) This transaction has been approved by the boards of both companies, and is subject to customary closing conditions and clearances under the Hart-Scott Rodino Antitrust Improvements Act

Fourth-quarter and 2013 financial results

Business Net Income(1)

In the fourth quarter, Sanofi net sales decreased 0.8% (+6.5% at constant exchange rates) to €8,457 million. In 2013, Sanofi net sales were €32,951 million, a decrease of 5.7% on a reported basis (-0.5% at constant exchange rates).

Other revenues decreased 35.8% to €88 million in the fourth quarter, impacted by the end of royalties on Enbrel® sales in the U.S. In 2013, other revenues were €355 million, a decrease of 64.9%, mainly reflecting the loss of exclusivity of Plavix® in the U.S. in 2012.

In the fourth quarter, Gross profit was €5,644 million, a decrease of 2.7% (up 5.3% at constant exchange rates). The ratio of cost of sales to net sales was 34.3% compared to 33.6% in the fourth quarter of 2012. This increase reflects the impact of vaccine manufacturing issues, the mix effect from lower sales of high margin companion animal brands and unfavorable currency variation and was partially offset by the enhanced margin of Diabetes and Genzyme. In 2013, gross profit reached €22,324 million, down 10.3% (or -4.8% at constant exchange rates). In 2013, the ratio of cost of sales to net sales was 33.4% versus 31.7% in 2012, mainly reflecting the impact of vaccine manufacturing issues, challenges in Brazil generics and unfavourable currency variation.

Research and Development expenses were €1,246 million in the fourth-quarter, a decrease of 8.0%. At constant exchange rates, R&D expenses decreased 4.8% reflecting lower internal fixed costs, less spend on post-marketing studies and decreased vaccines expenses following the conclusion of the 30,000 patient study with Fluzone® High-Dose in Q3 2013. In 2013, R&D expenses were €4,770 million, down 2.8% (-0.3% at constant exchange rates) reflecting significant reduction in internal fixed costs and higher investments supporting late-stage R&D pipeline projects. In 2013, the ratio of R&D to net sales was 14.5% versus 14.0% in 2012.

Fourth-quarter selling and general expenses were €2,148 million, a decrease of 8.7%. At constant exchange rates, SG&A decreased 3.1% due to lower sales force costs in Europe, decreased European and U.S. Pharma Advertising and Promotion costs, and lower Vaccines spend in the U.S. This decreased spend offset higher commercial investment of Genzyme in multiple sclerosis and investments in the Diabetes business. General expenses increased 2.6% at constant exchange rates. In 2013, SG&A expenses were €8,602 million, a decrease of 3.7% (or an increase of 0.7% at constant exchange rates) mainly reflecting tight control over sales and marketing costs, flat general expenses and investment in new multiple sclerosis franchise. In 2013, the ratio of selling and general expenses to net sales was 26.1% versus 25.6% in 2012.

Other current operating income net of expenses was an income of €251 million in the fourth quarter versus an income of €56 million in the fourth quarter of 2012 and included a payment of €92 million before tax received following the amendment of the Actonel agreement with Warner Chilcott and an income of €93 million before tax resulting from the Rituxan arbitration between Hoechst and Genentech. In 2013, other current operating income net of expenses was an income of €449 million.

The share of profits from associates was €26 million in the fourth quarter (versus -€1 million in the fourth quarter of 2012). In 2013, share of profits from associates was €85 million versus €424 million in 2012, impacted by the loss of exclusivity of Plavix® in the U.S. in May 2012.

In the fourth quarter, non-controlling interests were -€40 million compared to -€29 million in the fourth quarter of 2012. In 2013, non-controlling interests were -€162 million, down 5.8%.

Business operating income grew 17.4% to €2,487 million in the fourth quarter (up 30.6% at constant exchange rates). The ratio of business operating income to net sales was 29.4% compared to 24.8% in the fourth quarter of 2012. In 2013, business operating income was €9,324 million, a decrease of 18.6% (down 11.1% at constant exchange rates). In 2013, the ratio of business operating income to net sales was 28.3%, compared to 32.8% in 2012.

Fourth-quarter Net financial expenses were €103 million, compared to €198 million in the fourth quarter of 2012 and included a capital gain (€29 million) linked to the partial sale of a financial investment. Full-year net financial expenses were €503 million versus €658 million in 2012. In 2013, interest cost of net defined benefit liability was €159 million.

(1) See Appendix 8 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

The effective tax rate was 23.9% in the fourth quarter compared to 19.0% in the fourth quarter of 2012. The 2013 effective tax rate was 24.0% versus 25.5% in 2012 mainly due to the constant evolution of our geographical mix of earnings as well as recent procedures with the tax authorities in a number of countries which had a positive impact in 2013.

Business net income(1) grew 16.8% (up 30.5% at constant exchange rates) to €1,810 million in the fourth-quarter. In 2013, business net income decreased 17.5% (or -9.6% at constant exchange rates) to €6,687 million. The ratio of business net income to net sales was 20.3%, compared to 23.2% in 2012.

In the fourth quarter of 2013, Business earnings per share(1) (EPS) was €1.37, up 17.1% and 30.8% on a reported basis and at constant exchange rates, respectively. The average number of shares outstanding was 1,321.1 million this quarter versus 1,320.9 million in the fourth quarter of 2012. In 2013, Business earnings per share(1) was €5.05, down 17.8% and 9.8% on a reported basis and at constant exchange rates, respectively. In 2013, currency fluctuations impacted Business EPS by €0.49 or 8.0 percentage points. The average number of shares outstanding was 1,323.1 million 2013 versus 1,319.5 million in 2012.

From business net income to consolidated net income (see Appendix 3)

In 2013, the main reconciling items between business net income and consolidated net income attributable to equity holders of Sanofi were:

•                  A €2,914 million amortization charge on intangible assets related to fair value remeasurement of acquired companies (primarily Aventis: €1,199 million, Genzyme: €930 million and Merial €387 million) and to acquired intangible assets (licenses/products: €110 million). A €682 million amortization charge on intangible assets related to fair value remeasurement of acquired companies (primarily Aventis: €258 million, Genzyme €234 million and Merial €95 million), and to acquired intangible assets (licenses/products: €25 million) was booked in the fourth quarter. These items have no cash impact on the Group.

•                  An impairment loss against intangible assets of €1,387 million (of which €919 million in Q4 2013 mainly related to the reassessment of LemtradaTM in the U.S. (€612 million) following the FDA complete response letter and TargeGen (€170 million). This item has no cash impact on the Group.

•                  An income of €314 million mainly reflecting a decrease in the fair value of contingent considerations related to the CVRs (€246 million, of which €306 million in Q4 2013) and TargeGen (€127 million, of which €161 million in Q4 2013) and an increase of contingent considerations related to Bayer (€60 million, including an income of €34 million in Q4 2013).

•                  A charge of €8 million arising from the workdown of inventories of acquired companies remeasured at fair value due to the application of purchase accounting to acquisitions. This item has no cash impact on the Group.

•                  €300 million of restructuring costs (including €70 million in the fourth quarter mainly related to plans in France).

•                  A €1,480 million tax effect arising from the items listed above, comprising €939 million generated by amortization charged against intangible assets, €527 million associated with impairment loss on intangible assets, €97 million associated with restructuring costs and €85 million of reversal of differed tax related to the change of fair value remeasurement of consideration liabilities. The fourth quarter tax effect was €442 million, including €216 million of deferred taxes generated by amortization charged against intangible assets, €338 million associated with impairment loss on intangible assets, €16 million linked to restructuring costs and €128 million of reversal of differed tax related to the change of fair value remeasurement of consideration liabilities (see Appendix 3).

•                  A €109 million tax (3%) on dividends paid to Sanofi shareholders.

•                  In “Share of profits/losses from associates”, a charge of €50 million, net of tax, mainly relating to the share of amortization of intangible assets (of which €24 million in Q4 2013). This item has no cash impact on the Group.

(1) See Appendix 8 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

Net Debt

In 2013, net cash generated by operating activities was €7,655 million after changes in working capital (€124 million). This amount covered part of a share repurchase (€1,641 million) partially offset by proceeds from the issuance of new shares (€1,004 million), dividend paid by Sanofi (€3,638 million), capital expenditures (€1,198 million), acquisitions and partnerships net of disposals (€151 million) and restructuring costs (€659 million). As a consequence, net debt decreased from €7,719 million at December 31, 2012 to €6,043 million at December 31, 2013 (net of €8,257 million cash and cash equivalents). Net debt decreased from €8,788 million at September 30, 2013 to €6,043 million at December 31, 2013.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding, as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2012. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2013 fourth-quarter and 2013 consolidated net sales by geographic region and product

Appendix 2:	2013 fourth-quarter and 2013 business net income statement

Appendix 3:	Reconciliation of business net income to net income attributable to equity holders of Sanofi

Appendix 4:	2013 fourth-quarter and 2013 consolidated income statement

Appendix 5:	Change in net debt

Appendix 6:	Simplified consolidated balance sheet

Appendix 7:	R&D pipeline

Appendix 8:	Definitions

Appendix 1: 2013 fourth-quarter and 2013 consolidated net sales by geographic region and product

Q4 2013 net sales (€ million)	Total	% CER	% reported	Western Europe	% CER	United States	% CER	Emerging Markets	% CER	Rest of the World	% CER
Lantus	1,512	19.9%	13.3%	204	4.0%	997	24.1%	234	21.4%	77	10.7%
Apidra	81	33.8%	24.6%	23	21.1%	34	50.0%	17	28.6%	7	25.0%
Amaryl	91	2.0%	-10.8%	5	-16.7%	1	—	66	10.8%	19	-16.1%
Insuman	33	-2.8%	-8.3%	23	-8.0%	0	—	11	9.1%	-1	—
Diabetes	1,735	19.0%	12.0%	270	5.8%	1,032	24.9%	329	19.3%	104	4.8%
Taxotere	103	-6.4%	-17.6%	3	-55.6%	9	50.0%	55	-3.2%	36	-8.3%
Jevtana	66	13.3%	10.0%	34	30.8%	23	0.0%	9	0.0%	0	0.0%
Eloxatin	52	-19.1%	-23.5%	1	-50.0%	3	-75.0%	30	-8.6%	18	0.0%
Thymoglobulin	50	1.9%	-3.8%	8	14.3%	26	16.7%	13	-17.6%	3	-25.0%
Mozobil	25	4.0%	0.0%	8	0.0%	14	0.0%	2	0.0%	1	—
Zaltrap	15	-16.7%	-16.7%	6	—	8	-55.6%	1	—	0	—
Other Oncology	63	0.0%	-8.7%	13	0.0%	36	8.3%	8	-16.7%	6	-14.3%
Oncology	374	-3.4%	-10.3%	73	13.6%	119	-6.7%	118	-6.5%	64	-6.3%
Aubagio	69	928.6%	885.7%	12	—	55	728.6%	1	—	1	—
Lemtrada	2	—	—	2	—	0	—	0	—	0	—
Cerezyme	181	12.9%	5.8%	60	9.1%	44	11.9%	67	23.3%	10	-14.3%
Myozyme	131	13.2%	8.3%	71	5.9%	31	13.8%	21	53.3%	8	0.0%
Fabrazyme	104	34.5%	23.8%	26	52.9%	49	13.0%	15	100.0%	14	46.2%
Aldurazyme	43	12.2%	4.9%	16	21.4%	8	14.3%	15	6.7%	4	0.0%
Other Rare Diseases products	65	21.1%	14.0%	9	0.0%	26	23.8%	11	44.4%	19	16.7%
Genzyme	595	31.4%	23.7%	196	21.5%	213	47.4%	130	33.6%	56	13.6%
Plavix	491	12.5%	-2.4%	60	-4.8%	0	—	213	14.8%	218	15.1%
Lovenox	438	4.1%	-0.7%	222	6.7%	51	-3.6%	142	4.0%	23	0.0%
Aprovel	193	-4.2%	-9.0%	67	-9.3%	7	-12.5%	102	14.6%	17	-45.5%
Renagel and Renvela	217	28.8%	22.6%	33	0.0%	163	39.0%	17	18.8%	4	0.0%
Allegra	87	-19.3%	-35.6%	2	100.0%	-1	—	30	20.7%	56	-30.5%
Stilnox	104	3.4%	-11.1%	10	0.0%	29	47.6%	15	0.0%	50	-8.7%
Depakine	94	-2.9%	-8.7%	36	2.8%	0	—	54	-6.3%	4	0.0%
Synvisc / Synvisc-One	99	14.4%	10.0%	7	16.7%	78	8.0%	8	42.9%	6	150.0%
Tritace	74	-3.7%	-9.8%	33	-5.7%	0	—	38	-2.3%	3	0.0%
Multaq	71	15.9%	12.7%	12	0.0%	57	18.0%	2	50.0%	0	—
Lasix	46	-5.5%	-16.4%	19	5.6%	1	0.0%	14	-6.3%	12	-15.0%
Targocid	41	0.0%	-6.8%	19	0.0%	0	—	19	10.5%	3	-33.3%
Orudis	35	0.0%	-14.6%	6	-45.5%	0	—	28	21.4%	1	-50.0%
Cordarone	36	-2.4%	-12.2%	6	0.0%	0	—	19	5.3%	11	-12.5%
Xatral	24	-10.3%	-17.2%	10	0.0%	0	-100.0%	15	0.0%	-1	0.0%
Actonel	25	-10.0%	-16.7%	5	-28.6%	0	—	12	-7.1%	8	0.0%
Auvi-Q	9	—	—	0	—	9	—	0	—	0	—
Other Rx Drugs	1,066	-5.1%	-11.5%	416	-3.9%	122	-12.2%	402	-0.9%	126	-12.4%
Total Other Rx Drugs	3,150	1.7%	-6.4%	963	-1.8%	516	12.0%	1,130	5.1%	541	-5.9%
Consumer Healthcare	722	6.1%	-1.4%	147	-8.1%	135	11.9%	388	12.6%	52	-7.6%
Generics	478	12.0%	4.4%	143	4.3%	35	-41.0%	291	26.8%	9	120.0%
Pharmaceuticals	7,054	8.4%	0.7%	1,792	1.9%	2,050	17.9%	2,386	11.1%	826	-3.1%
Polio/Pertussis/Hib Vaccines	341	5.8%	-1.4%	10	-26.7%	102	12.6%	177	36.0%	52	-37.0%
Influenza Vaccines	198	94.4%	85.0%	5	0.0%	121	296.9%	68	10.8%	4	-20.0%
Meningitis/Pneumonia Vaccines	82	-60.6%	-62.4%	1	—	52	-61.4%	27	-61.8%	2	0.0%
Adult Booster Vaccines	98	-16.3%	-20.3%	8	-18.2%	70	-22.1%	15	23.1%	5	0.0%
Travel and Other Endemics Vaccines	109	10.6%	4.8%	6	0.0%	19	-28.6%	70	28.1%	14	23.1%
Other Vaccines	131	17.8%	11.0%	1	-150.0%	125	19.1%	4	-20.0%	1	400.0%
Vaccines	959	0.1%	-5.6%	31	-20.5%	489	2.6%	361	7.7%	78	-24.8%
Fipronil products	96	-18.6%	-25.6%	25	-7.1%	27	-47.2%	27	29.2%	17	-16.7%
Vaccines	206	1.9%	-3.3%	53	3.9%	40	2.4%	107	0.9%	6	0.0%
Avermectin products	78	-8.6%	-16.1%	18	-15.0%	28	-21.1%	17	5.6%	15	11.8%
Others	64	-5.6%	-9.9%	24	4.2%	20	-16.7%	19	18.8%	1	-57.1%
Animal Health	444	-6.3%	-12.3%	120	-1.6%	115	-23.1%	170	7.0%	39	-10.9%
Total Group	8,457	6.5%	-0.8%	1,943	1.2%	2,654	12.3%	2,917	10.4%	943	-5.6%

2013 net sales (€ million)	Total	% CER	% reported	Western Europe	% CER	United States		% CER	Emerging Markets	% CER	Rest of the World	% CER
Lantus	5,715	20.0%	15.2%	804	4.1%	3,747		25.6%	874	16.8%	290	12.3%
Apidra	288	31.7%	25.2%	84	7.7%	112		58.9%	63	31.4%	29	28.6%
Amaryl	375	-1.0%	-10.9%	22	-21.4%	2		-33.3%	269	9.9%	82	-18.1%
Insuman	132	0.0%	-2.2%	90	-8.2%	1		0.0%	42	18.9%	-1	-100.0%
Diabetes	6,568	18.7%	13.6%	1,051	4.4%	3,862		26.1%	1,250	16.1%	405	5.7%
Taxotere	409	-19.5%	-27.4%	22	-56.6%	42		-18.9%	211	-18.5%	134	-10.7%
Jevtana	231	1.3%	-1.7%	110	22.0%	86		-19.3%	31	3.0%	4	150.0%
Eloxatin	221	-76.0%	-76.9%	6	-53.8%	19		-97.4%	127	-14.4%	69	1.4%
Thymoglobulin	198	7.3%	2.6%	31	6.9%	102		8.2%	53	10.0%	12	-6.3%
Mozobil	101	8.3%	5.2%	32	6.7%	56		3.6%	10	42.9%	3	33.3%
Zaltrap	53	116.0%	112.0%	15	—	36		54.2%	2	—	0	-100.0%
Other Oncology	252	-18.7%	-22.7%	54	-26.7%	149		-15.8%	30	-28.9%	19	4.3%
Oncology	1,465	-35.3%	-38.8%	270	-6.2%	490		-59.3%	464	-13.3%	241	-5.3%
Aubagio	166	2371.4%	2271.4%	12	—	152		2157.1%	2	—	0	—
Lemtrada	2	—	—	2	—	0		—	0	—	0	—
Cerezyme	688	13.9%	8.7%	225	5.1%	178		10.8%	241	36.3%	44	-16.1%
Myozyme	500	11.9%	8.2%	274	7.4%	123		9.4%	74	43.6%	29	3.0%
Fabrazyme	383	39.0%	31.2%	87	69.2%	196		33.6%	51	31.7%	49	29.8%
Aldurazyme	159	11.3%	6.0%	60	5.2%	29		15.4%	54	21.3%	16	0.0%
Other Rare Diseases products	244	8.7%	1.2%	39	14.7%	99		5.2%	39	13.9%	67	8.0%
Genzyme	2,142	25.9%	20.0%	699	14.3%	777		42.6%	461	33.3%	205	5.1%
Plavix	1,857	1.1%	-10.1%	257	-16.3%	5	*	-93.4%	807	4.6%	788	12.1%
Lovenox	1,703	-7.2%	-10.0%	858	0.9%	187		-39.5%	563	-2.6%	95	-1.9%
Aprovel	882	-20.9%	-23.4%	338	-39.1%	17		-60.0%	410	9.1%	117	-20.8%
Renagel and Renvela	750	19.0%	14.9%	133	4.7%	531		22.0%	67	35.8%	19	0.0%
Allegra	406	-12.1%	-26.6%	10	-9.1%	-3		200.0%	120	12.5%	279	-18.7%
Stilnox	391	-9.5%	-21.3%	42	-8.7%	88		7.1%	65	0.0%	196	-16.6%
Depakine	405	2.7%	-1.2%	138	-2.1%	0		—	252	5.6%	15	0.0%
Synvisc / Synvisc-One	371	6.1%	2.2%	25	25.0%	295		1.0%	33	45.8%	18	17.6%
Tritace	307	-7.2%	-11.0%	136	-9.3%	0		—	160	-4.4%	11	-20.0%
Multaq	269	8.2%	5.5%	43	-6.5%	216		11.5%	8	12.5%	2	0.0%
Lasix	172	-9.5%	-18.1%	75	-5.1%	3		0.0%	50	-11.3%	44	-13.6%
Targocid	166	-11.1%	-16.2%	79	-8.1%	0		—	75	-10.0%	12	-27.3%
Orudis	144	-9.8%	-21.7%	24	-52.9%	0		—	117	7.8%	3	-25.0%
Cordarone	141	-4.3%	-13.5%	25	-10.7%	0		—	74	2.6%	42	-10.2%
Xatral	101	-20.0%	-22.3%	39	-13.3%	3		-85.0%	58	-3.2%	1	-33.3%
Actonel	100	-20.1%	-25.4%	22	-33.3%	0		—	48	-22.7%	30	-2.9%
Auvi-Q	51	—	—	0	—	51		—	0	—	0	—
Other Rx Drugs	4,230	-8.1%	-12.8%	1,645	-13.1%	497		-12.0%	1,607	-0.3%	481	-11.1%
Total Other Rx Drugs	12,446	-5.5%	-11.5%	3,889	-13.0%	1,890		-6.1%	4,514	1.8%	2,153	-5.4%
Consumer Healthcare	3,004	5.2%	-0.1%	664	-0.2%	616		4.8%	1,482	7.9%	242	3.9%
Generics	1,625	-8.2%	-11.9%	552	11.4%	179		-32.4%	858	-12.8%	36	51.9%
Pharmaceuticals	27,250	-0.2%	-5.6%	7,125	-5.4%	7,814		1.8%	9,029	3.2%	3,282	-2.6%
Polio/Pertussis/Hib Vaccines	1,148	3.2%	-3.0%	35	-34.5%	275		-23.8%	644	33.9%	194	-8.5%
Influenza Vaccines	929	9.3%	5.1%	83	5.1%	533		20.4%	291	-5.7%	22	4.5%
Meningitis/Pneumonia Vaccines	496	-20.8%	-23.7%	5	25.0%	352		-22.4%	132	-17.6%	7	-12.5%
Adult Booster Vaccines	391	-18.5%	-21.2%	60	3.4%	268		-25.3%	48	11.1%	15	-25.0%
Travel and Other Endemics Vaccines	382	9.9%	4.9%	18	-14.3%	97		5.2%	215	11.4%	52	23.9%
Other Vaccines	370	21.0%	16.0%	3	-88.9%	347		30.0%	11	-33.3%	9	-13.3%
Vaccines	3,716	-0.1%	-4.6%	204	-10.1%	1,872		-5.2%	1,341	11.5%	299	-4.9%
Fipronil products	611	-17.8%	-21.2%	177	-13.9%	289		-28.0%	99	16.1%	46	-14.3%
Vaccines	727	3.0%	-0.4%	182	1.1%	152		3.3%	374	4.3%	19	-4.5%
Avermectin products	413	1.7%	-2.4%	58	-6.5%	225		3.6%	59	-1.5%	71	5.5%
Others	234	-2.8%	-6.8%	85	-2.3%	81		-11.7%	55	28.3%	13	-30.4%
Animal Health	1,985	-5.3%	-8.9%	502	-6.1%	747		-12.8%	587	7.4%	149	-7.2%
Total Group	32,951	-0.5%	-5.7%	7,831	-5.6%	10,433		-0.7%	10,957	4.4%	3,730	-2.9%

*Sales of active ingredient to the American entity managed by BMS

Appendix 2: Business net income statement

Fourth quarter 2013	Group Total			Pharmaceuticals			Vaccines			Animal Health			Others
€ million	Q4 2013	Q4 2012(1)	Change	Q4 2013	Q4 2012(1)	Change	Q4 2013	Q4 2012(1)	Change	Q4 2013	Q4 2012(1)	Change	Q4 2013	Q4 2012(1)
Net sales	8,457	8,526	(0.8)%	7,054	7,004	0.7%	959	1,016	(5.6)%	444	506	(12.3)%
Other revenues	88	137	(35.8)%	71	104	(31.7)%	9	27	(66.7)%	8	6	33.3%
Cost of sales	(2,901)	(2,865)	1.3%	(2,214)	(2,191)	1.0%	(501)	(489)	2.5%	(186)	(185)	0.5%
As % of net sales	(34.3)%	(33.6)%		(31.4)%	(31.3)%		(52.2)%	(48.2)%		(41.9)%	(36.6)%
Gross profit	5,644	5,798	(2.7)%	4,911	4,917	(0.1)%	467	554	(15.7)%	266	327	(18.7)%
As % of net sales	66.7%	68.0%		69.6%	70.2%		48.7%	54.5%		59.9%	64.6%
Research and development expenses	(1,246)	(1,354)	(8.0)%	(1,068)	(1,148)	(7.0)%	(136)	(158)	(13.9)%	(42)	(48)	(12.5)%
As % of net sales	(14.7)%	(15.9)%		(15.1)%	(16.4)%		(14.2)%	(15.6)%		(9.5)%	(9.5)%
Selling and general expenses	(2,148)	(2,352)	(8.7)%	(1,857)	(2,028)	(8.4)%	(133)	(169)	(21.3)%	(158)	(155)	1.9%
As % of net sales	(25.4)%	(27.6)%		(26.3)%	(29.0)%		(13.9)%	(16.6)%		(35.6)%	(30.6)%
Other current operating income/expenses	251	56		258	71		(4)	(5)		2	(5)	(5)	(5)
Share of profit/loss of associates* and joint ventures	26	(1)		18	(3)		9	9		(1)	(7)
Net income attributable to non-controlling interests	(40)	(29)		(39)	(28)					(1)	(1)
Business operating income	2,487	2,118	17.4%	2,223	1,781	24.8%	203	231	(12.1)%	66	111	(40.5)%	(5)	(5)
As % of net sales	29.4%	24.8%		31.5%	25.4%		21.2%	22.7%		14.9%	21.9%
Financial income and expenses	(103)	(198)
Income tax expense	(574)	(370)
Tax rate**	23.9%	19.0%
Business net income	1,810	1,550	16.8%
As % of net sales	21.4%	18.2%
Business earnings per share*** (in euros)	1.37	1.17	17.1%

*	Net of tax
**	Determined on the basis of Business income before tax. associates. and non-controlling interests.
***	Based on an average number of shares outstanding of 1,321.1 million in the fourth quarter of 2013 and 1,320.9 million in the fourth quarter of 2012.
(1)	Including impact of transition to IAS19R.

Full year 2013	Group Total			Pharmaceuticals			Vaccines			Animal Health			Others
€ million	2013	2012(1)	Change	2013	2012(1)	Change	2013	2012(1)	Change	2013	2012(1)	Change	2013	2012(1)
Net sales	32,951	34,947	(5.7)%	27,250	28,871	(5.6)%	3,716	3,897	(4.6)%	1,985	2,179	(8.9)%
Other,revenues	355	1,010	(64.9)%	295	933	(68.4)%	30	44	(31.8)%	30	33	(9.1)%
Cost of sales	(10,982)	(11,075)	(0.8)%	(8,517)	(8,745)	(2.6)%	(1,776)	(1,629)	9.0%	(689)	(701)	(1.7)%
As % of net sales	(33.4)%	(31.7)%		(31.3)%	(30.3)%		(47.8)%	(41.8)%		(34.7)%	(32.2)%
Gross profit	22,324	24,882	(10.3)%	19,028	21,059	(9.6)%	1,970	2,312	(14.8)%	1,326	1,511	(12.2)%
As % of net sales	67.7%	71.2%		69.8%	72.9%		53.0%	59.3%		66.8%	69.3%
Research and development expenses	(4,770)	(4,905)	(2.8)%	(4,087)	(4,203)	(2.8)%	(518)	(538)	(3.7)%	(165)	(164)	0.6%
As % of net sales	(14.5)%	(14.0)%		(15.0)%	(14.6)%		(13.9)%	(13.8)%		(8.3)%	(7.5)%
Selling and general expenses	(8,602)	(8,929)	(3.7)%	(7,361)	(7,650)	(3.8)%	(588)	(609)	(3.4)%	(653)	(669)	(2.4)%		(1)
As % of net sales	(26.1)%	(25.6)%		(27.0)%	(26.5)%		(15.8)%	(15.6)%		(32.9)%	(30.7)%
Other current operating income/expenses	449	148		421	134		3	(7)		(1)	3		26	18
Share of profit/loss of associates* and joint ventures	85	424		48	432		41	(1)		(4)	(7)
Net income attributable to non-controlling interests	(162)	(172)		(162)	(171)		1			(1)	(1)
Business operating income	9,324	11,448	(18.6)%	7,887	9,601	(17.9)%	909	1,157	(21.4)%	502	673	(25.4)%	26	17
As % of net sales	28.3%	32.8%		28.9%	33.3%		24.5%	29.7%		25.3%	30.9%
Financial income and expenses	(503)	(658)
Income tax expense	(2,134)	(2,689)
Tax rate**	24.0%	25.5%
Business net income	6,687	8,101	(17.5)%
As % of net sales	20.3%	23.2%
Business earnings per share*** (in euros)	5.05	6.14	(17.8)%

*	Net of tax
**	Determined on the basis of Business income before tax. associates. and non-controlling interests.
***	Based on an average number of shares outstanding of 1,323.1 million in 2013 and 1,319.5 million in 2012.
(1)	Including impact of transition to IAS19R.

Appendix 3: Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

€ million	Q4 2013	Q4 2012(3)	Change
Business net income	1,810	1,550	16.8%
Amortization of intangible assets(1)	(682)	(800)
Impairment of intangible assets	(919)	(89)
Fair value remeasurement of contingent consideration liabilities	499	—
Expenses arising from the impact of acquisitions on inventories	(1)	(3)
Restructuring costs	(70)	(834)
Tax effect of items listed above:	442	572
Amortization of intangible assets	216	267
Impairment of intangible assets	338	32
Fair value remeasurement of contingent consideration liabilities	(128)	(4)
Expenses arising from the impact of acquisitions on inventories	—	1
Restructuring costs	16	276
Other tax items	—	—
Share of items listed above attributable to non-controlling interests	1	1
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(24)	(9)
Net income attributable to equity holders of Sanofi	1,056	388	172.2%
Consolidated earnings per share(2) (in euros)	0.80	0.29

(1)

Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €657 million in the fourth quarter of 2013 and €770 million in the fourth quarter of 2012.

(2)	Based on an average number of shares outstanding of 1,321.1 million in the fourth quarter of 2013 and 1,320.9 in the fourth quarter of 2012.
(3)	Impact of transition to IAS19R.

See page 11 for comments on the reconciliation of business net income to consolidated net income.

€ million	2013	2012(4)	Change
Business net income	6,687	8,101	(17.5)%
Amortization of intangible assets(1)	(2,914)	(3,291)
Impairment of intangible assets	(1,387)	(117)
Fair value remeasurement of contingent consideration liabilities	314	(192)
Expenses arising from the impact of acquisitions on inventories	(8)	(23)
Restructuring costs	(300)	(1,141)
Tax effect of items listed above:	1,480	1,580
Amortization of intangible assets	939	1,159
Impairment of intangible assets	527	42
Fair value remeasurement of contingent consideration liabilities	(85)	2
Expenses arising from the impact of acquisitions on inventories	2	7
Restructuring costs	97	370
Other tax items(2)	(109)	—
Share of items listed above attributable to non-controlling interests	4	3
Restructuring costs of associates and joint ventures. and expenses arising from the impact of acquisitions on associates and joint ventures	(50)	(31)
Net income attributable to equity holders of Sanofi	3,717	4,889	(24.0)%
Consolidated earnings per share(3) (in euros)	2.81	3.71

(1)	Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations:€2,804 million in 2013 and €3,159 million in 2012.

(2)	Tax on dividends paid to shareholders of Sanofi.

(3)	Based on an average number of shares outstanding of 1,323.1 million in 2013 and 1,319.5 million in 2012.

(4)	Including impact of transition to IAS19R.

Appendix 4: Consolidated income statement

€ million	Q4 2013	Q4 2012(1)	2013	2012(1)
Net sales	8,457	8,526	32,951	34,947
Other revenues	88	137	355	1,010
Cost of sales	(2,902)	(2,868)	(10,990)	(11,098)
Gross profit	5,643	5,795	22,316	24,859
Research and development expenses	(1,246)	(1,354)	(4,770)	(4,905)
Selling and general expenses	(2,148)	(2,352)	(8,602)	(8,929)
Other operating income	288	126	691	562
Other operating expenses	(37)	(70)	(242)	(414)
Amortization of intangible assets	(682)	(800)	(2,914)	(3,291)
Impairment of intangible assets	(919)	(89)	(1,387)	(117)
Fair value remeasurement of contingent consideration liabilities	499	—	314	(192)
Restructuring costs	(70)	(834)	(300)	(1,141)
Other gains and losses, and litigation	—	—	—	—
Operating income	1,328	422	5,106	6,432
Financial expense	(154)	(195)	(612)	(751)
Financial income	51	(3)	109	93
Income before tax and associates and joint ventures	1,225	224	4,603	5,774
Income tax expense(2)	(132)	202	(763)	(1,109)
Share of profit/loss of associates and joint ventures	2	(10)	35	393
Net income	1,095	416	3,875	5,058
Net income attributable to non-controlling interests	39	28	158	169
Net income attributable to equity holders of Sanofi	1,056	388	3,717	4,889
Average number of shares outstanding (million)	1,321.1	1,320.9	1,323.1	1,319.5
Earnings per share (in euros)	0.80	0.29	2.81	3.71

(1)	Including impact of transition to IAS19R.
(2)	In 2013, including a tax on dividends paid to shareholders of Sanofi: (109) M€.

Appendix 5: Change in net debt

€ million	2013	2012(1)
Business net income	6,687	8,101
Depreciation amortization and impairment of property plant and equipment and software	1,211	1,278
Net gains and losses on disposals of non-current assets, net of tax	(261)	(86)
Other non-cash items	(106)	20
Operating cash flow before changes in working capital(2)	7,531	9,313
Changes in working capital(2)	124	(536)
Acquisitions of property, plant and equipment and software	(1,198)	(1,402)
Free cash flow(2)	6,457	7,375
Acquisitions of intangibles, excluding software	(200)	(210)
Acquisitions of investments, including assumed debt(2)	(319)	(328)
Restructuring costs paid	(659)	(791)
Proceeds from disposals of property, plant and equipment, intangibles, and other non-current assets net of tax	368	358
Issuance of Sanofi shares	1,004	645
Dividends paid to shareholders of Sanofi	(3,638)	(3,487)
Acquisition of treasury shares	(1,641)	(823)
Disposals of treasury shares, net of tax	2	1
Other items(3)	302	400
Change in net debt	1,676	3,140

(1)         Including impact of transition to IAS19R.

(2)         Excluding restructuring costs.

(3)         Of which foreign exchange effect on net debt €355M in 2013 and €281M in 2012.

Appendix 6: Simplified consolidated balance sheets

ASSETS € million	31/12/13	31/12/12(1)	LIABILITIES € million	31/12/13	31/12/12(1)
Property, plant and equipment	10,182	10,578	Equity attributable to equity holders of Sanofi	56,885	57,332
Intangible assets (including goodwill)	52,529	58,265	Equity attributable to non-controlling interests	129	134
Non-current financial assets, investments in associates, and deferred tax assets	9,428	8,665	Total equity	57,014	57,466
			Long-term debt	10,414	10,719
			Non-current liabilities related to business combinations and to non-controlling interests	884	1,350
Non-current assets	72,139	77,508	Provisions and other non-current liabilities	8,735	11,043
			Deferred tax liabilities	5,060	5,932
Inventories, accounts receivable and other current assets	15,655	16,419	Non-current liabilities	25,093	29,044
Cash and cash equivalents	8,257	6,381	Accounts payable and other current liabilities	9,757	9,948
			Current liabilities related to business combinations and to non-controlling interests	24	100
			Short-term debt and current portion of long-term debt	4,176	3,812
Current assets	23,912	22,800	Current liabilities	13,957	13,860
Assets held for sale or exchange	14	101	Liabilities related to assets held for sale or exchange	1	39
Total ASSETS	96,065	100,409	Total LIABILITIES & EQUITY	96,065	100,409

(1)   Including impact of transition to IAS19R.

Appendix 7: R&D Pipeline

Registration

Lemtrada™ (alemtuzumab) Anti-CD52 mAb Multiple sclerosis, U.S.	N **Cerdelga™ (eliglustat tartrate)** Glucosylceramide synthetase inhibitor Gaucher disease, U.S., EU

Phase III

N **U300** Insulin glargine Type 1+2 diabetes	N **alirocumab** Anti-PCSK-9 mAb Hypercholesterolemia	**Dengue** Mild-to-severe dengue fever vaccine
N **Lyxumia® (lixisenatide)** GLP-1 agonist Type 2 diabetes, U.S.	**Kynamro® (mipomersen)** Apolipoprotein B-100 antisense Severe HeFH, U.S.	**Clostridium difficile** Toxoid vaccine
LixiLan lixisenatide + insulin glargine Fixed-Ratio / Type 2 diabetes	N **sarilumab** Anti-IL-6R mAb Rheumatoid arthritis	**DTP-HepB-Polio-Hib (PR5I)** Pediatric hexavalent vaccine
N **patisiran SAR438037** mRNA inhibitor Familial amyloid polyneuropathy	**Jevtana® (cabazitaxel)** Metastatic prostate cancer (1L)	**Fluzone® QIV ID** Quadrivalent inactivated influenza vaccine intradermal
SYNVISC-ONE® Medical device Pain in hip OA		**VaxiGrip® QIV IM** Quadrivalent inactivated influenza vaccine
		Quadracel® Diphtheria, tetanus, pertussis & polio vaccine; 4-6 y of age

Phase II

N **dupilumab** Anti-IL4Rα mAb Atopic dermatitis; Asthma; Nasal polyposis	N **SAR391786** GDF8 mAb Sarcopenia	**Rotavirus** Live attenuated tetravalent Rotavirus oral vaccine
N **SAR339658** Anti-VLA 2 mAb Inflammatory bowel disease	N **SAR3419** Maytansin-loaded anti-CD19 mAb B-cell refractory/relapsed malignancies (NHL, ALL)	**Rabies VRVg** Purified vero rabies vaccine
N **SAR156597** IL4/IL13 Bi-specific mAb Idiopathic pulmonary fibrosis	N **SAR256212** (MM121) anti-ErbB3 mAb Breast cancer (2L, 3L)	**Meninge ACYW conj.** 2nd generation meningococcal conjugate infant vaccine
N **SAR100842** LPA-1 receptor antagonist Systemic sclerosis	N Combination **SAR245409** (XL765) **/ MSC1936369B** Oral dual inhibitor of PI3K & mTOR / pimasertib Ovarian cancer	
sarilumab Anti-IL-6R mAb Uveitis	N **SAR279356** (F598) Anti-PNAG mAb Serious infections	
N **fresolimumab** TGFβ antagonist Focal segmental glomerulosclerosis	N Combination **ferroquine / OZ439** Antimalarial Malaria

Appendix 8: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates (CER)

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the fourth quarter and the full-year 2013

€ million	Q4 2013	2013
Net sales	8,457	32,951
Effect of exchange rates	627	1,806
Net sales at constant exchange rates	9,084	34,757

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•                  by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•                  similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•                  for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Business net income

Sanofi publishes a key non-GAAP indicator. This indicator “Business net income”, replaced “adjusted net income excluding selected items”.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•                  amortization of intangible assets,

•                  impairment of intangible assets,

•                  fair value remeasurement of contingent consideration liabilities related to business combinations,

•                  other impacts associated with acquisitions (including impacts of acquisitions on associates),

•                  restructuring costs(1),

•                  other gains and losses (including gains and losses on disposals of non-current assets(1)),

•                  costs or provisions associated with litigation(1),

•                  tax effects related to the items listed above as well as effects of major tax disputes.

•                  Tax (3%) on dividends paid to Sanofi shareholders.

(1)         Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.